

June 8, 2015

Via E-Mail
Benjamin Nixon
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

> **Re:** **MetLife, Inc.**
> **Schedule TO-I filed June 1, 2015**
> **Response letter dated June 5, 2015**
> **File No. 5-58857**

Dear Mr. Nixon:

Thank you for providing your analysis on the applicability of Rule 13e-3 to the issuer tender offer being conducted by MetLife Inc. pursuant to the Schedule TO and accompanying Offer to Purchase referenced above and for speaking with me earlier today. The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by providing the analysis requested or by amending your filing. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A) - Offer to Purchase - General

1. We note the analysis provided in your June 5, 2015 letter regarding the applicability of Rule 13e-3 to the issuer tender offer for the Series B Preferred Stock. As discussed with you today, when analyzing the purpose or reasonably likely effect of an issuer tender offer for all outstanding securities of a given class, we generally assume full participation in the offer unless the offer is conditioned on the offer not having one of the effects set forth in Rule 13e-3(a)(ii). We note that security holders are being faced with a mandatory redemption at a lower price immediately following the expiration of the offer if they elect not to participate; given this fact, we would assume it is reasonably likely that security holders of the target class will choose to participate in

the offer. Please revise or advise.

2. With respect to the redemption of the Series B Preferred Shares, supplementally advise why such redemption is not subject to Rule 13e-3. We assume you are seeking to rely on the exception in Rule 13e-3(g)(4). If so, describe the terms of the redemption that allow you to rely on that exception. For example, which features of the redemption are fixed in the governing instruments for the Series B Preferred and which (if any) are left to the discretion of MetLife? If there are terms that are left to the discretion of the Company under the governing instruments, how, if at all, do they affect the price to be paid pursuant to the redemption?

3. Please provide your analysis as to the applicability of Rule 14e-5 to the redemption for the Series B Preferred Shares.

4. We note that the offer is scheduled to expire on June 26, 2015 and the redemption of the Series B Preferred Shares not tendered in the offer is scheduled to occur on July 1, 2015. Please provide your analysis as to how this is appropriate under Rule 13e-4(f)(6), which prohibits purchasers outside of the tender offer for ten business days after the expiration of the offer.

Closing Information

Please amend the filing in response to the above comments or provide the requested analysis promptly. We may have further comments; therefore, please allow adequate time for further staff review.

You should furnish a response letter keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

• it are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about this comment or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions